SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36276; 812-15935

Yorkville America Investment Trust and Yorkville America Equities, LLC

July 30, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements").

Summary of Application: The requested exemption would permit Applicants to enter into and materially amend subadvisory agreements with subadvisors without shareholder approval and would grant relief from the Disclosure Requirements as they relate to fees paid to the subadvisors.

Applicants: Yorkville America Investment Trust and Yorkville America Equities, LLC.

Filing Dates: The application was filed on November 6, 2025, and amended on July 14, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the

Commission by 5:30 p.m., Eastern time, on August 25, 2026, and should be accompanied by

proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of

service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the

writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for

the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Steve Neamtz,

President, Yorkville America Equities, LLC, 1012 Springfield Avenue, Mountainside, New

Jersey 07092; John H. Lively, Practus, LLP, 11300 Tomahawk Creek Parkway, Suite 310,

Leawood, KS, 66211.

FOR FURTHER INFORMATION CONTACT: Asaf Barouk, Senior Counsel, or Matthew

Cook, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' amended and restated application, dated July 14, 2026,

which may be obtained via the Commission's website by searching for the file number at the top

of this document, or for an Applicant using the Company name search field on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.